Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form F-3 and related Prospectus of DHT Holdings, Inc. for the registration of $150,000,000 aggregate principal amount of convertible senior notes due 2019 and the shares of common stock issuable upon conversion of the notes and to the incorporation by reference therein of our report dated March 19, 2012, with respect to the consolidated financial statements of DHT Holdings, Inc. for the fiscal year ending December 31, 2011 included in its Annual Report (Form 20-F) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AS

Ernst & Young AS
Oslo, Norway
October 30, 2014